

July 24, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Compass Diversified Holdings
Mr. Ryan J. Faulkingham, Chief Financial Officer
Sixty One Wilton Road
Second Floor
Westport, CT 06880

      Re: **Compass Diversified Holdings**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed March 2, 2017
              File No. 1-34927

Dear Mr. Faulkingham:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2016</u>

<u>Management's Discussion and Analysis, page 76</u>

1. We note that you present and discuss pro forma financial information for the 5.11 acquisition for each of the three years ended December 31, 2016. In a similar manner, you present pro forma financial information for multiple years for other acquisitions. We remind you that pro forma financial information should generally only be prepared for the most recent fiscal year and subsequent interim period pursuant to Rule 11-02(c)(2) of Regulation S-X. If it is determined that additional supplemental discussion would be meaningful for more than these periods, the supplemental discussion should be limited to revenues and cost of revenues. We also remind you that supplemental discussions based on pro forma financial information should be provided in addition to the discussion of historical financial results and should not be presented with greater prominence than the discussion of the historical financial results. Please revise your results of operations discussion.

<u>Liquidity and Capital Resources, page 100</u>

2. During the quarter ended September 30, 2016, you changed the previously asserted position to permanently reinvest foreign earnings of certain controlled foreign corporations due to management's plan to repatriate excess foreign cash to pay down debt. Please expand your liquidity and capital resources disclosures to address the following pursuant to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a:
   - Disclose the amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments;
   - Disclose whether or not you would need to accrue and pay taxes if these amounts are repatriated;
   - Disclose your intentions in regard to repatriating these amounts; and
   - Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.

3. Please help us better understand the facts and circumstances that led to your determination that these funds should be repatriated and correspondingly the amount to repatriate. Please tell us how you were able to conclude that the remainder of your undistributed earnings of foreign subsidiaries should continue to be considered to be indefinitely reinvested pursuant to ASC 740-30-25-17. Please address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely. Also, please provide the disclosures called for by 740-30-50-2 related to undistributed foreign earnings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Nudrat Salik, Staff Accountant, at (202) 551- 3692 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction